Filed Pursuant to Rule 424(b)(7)

Registration No. 333-272872

PROSPECTUS SUPPLEMENT

(To prospectus dated July 7, 2023)

INVO Bioscience, Inc.

Up to 6,241,493 Shares of Restricted Common Stock and Common Stock Issuable Upon Exercise of Certain Convertible Debentures and Common Stock Purchase Warrants

This prospectus supplement modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, our prospectus (the “Original Prospectus”), dated July 7, 2023, which is part of a registration statement on Form S-1, as amended, originally filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023, and declared effective by the SEC on July 7, 2023, related to the offer and resale by certain Selling Stockholders named therein of up to, among other securities, of shares of INVO Bioscience, Inc. (the “Company”, “we”, “us” or “our”) common stock, par value $0.0001 per share (“Common Stock”) issuable upon (i) the exercise of certain common stock purchase warrants (the “March 2023 Warrants”) in the name of Armistice Capital LLC, to purchase up to 5,520,000 shares of Common Stock (the “March 2023 Warrant Shares”), at an exercise price of $0.63 per share, issued by us Armistice Capital LLC on March 23, 2023 in a private placement transaction pursuant to a securities purchase agreement, dated as of March 23, 2023 (the “March 2023 Purchase Agreement”). Since issuance, the number of shares subject to the March 2023 Warrants and the exercise price automatically adjusted to 276,000 shares and $12.60 per share, respectively, upon our 1-for-20 reverse stock split in July of 2023. The March 2023 Warrants have now been amended as described below under “Amendments to March 2023 Warrants.” As a result of the Amendments to March 2023 Warrants, the potential proceeds the Company can receive upon exercise of warrants under the Original Prospectus has been reduced by approximately $2.67 million to $1.03 million.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on The Nasdaq Capital Market under the symbol “INVO” The closing price of our Common Stock on December 27, 2023, as reported by Nasdaq, was $1.36 per share.

Investing in our securities involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of the Original Prospectus and in the other documents that are incorporated by reference therein and any related free writing prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE, TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDMENTS TO MARCH 2023 WARRANTS

On July 7, 2023, we entered into an Amendment to the March 2023 Purchase Agreement (the “Armistice Amendment”) with Armistice Capital Markets Ltd. to delete Section 4.12(a) of the March 2023 Purchase Agreement with Armistice Capital Markets Ltd. under which we originally agreed that from March 23, 2023 until 45 days after the effective date of the Resale Registration Statement (as defined in the March 2023 Purchase Agreement) we would not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents or (ii) file any registration statement or any amendment or supplement thereto, other than the prospectus supplement filed in connection with that offering and the Resale Registration Statement (the “Subsequent Equity Financing Provision”). In consideration of Armistice Capital Market Ltd.’s agreement to enter into the Armistice Amendment and delete the Subsequent Equity Financing Provision from the Purchase Agreement, we agreed to pay them a fee a $1,000,000 (the “Armistice Amendment Fee”) within two days of the closing of our next public offering (the “Public Offering”). Additionally, we agreed to include a proposal in our next proxy statement for the purpose of obtaining the approval of the holders of a majority of our outstanding voting common stock, to effectuate the reduction of the exercise price set forth in Section 2(b) of the March 2023 Warrants to the per unit public offering price of the Public Offering, in accordance with Nasdaq Rule 5635(d) (the “Shareholder Approval”) with the recommendation of our board of directors that such proposal be approved. The Public Offering closed on August 8, 2023 and the per unit price for the securities sold in the Public Offering was $2.85 per unit. The Company’s shareholders approved the warrant exercise price reduction for the March 2023 Warrants at the Company’s 2023 Annual Meeting of Stockholders on December 26, 2023.

This prospectus supplement is being filed to disclose the following:

At the Company’s Annual Meeting of Stockholders on December 26, 2023, the Company’s shareholders approved a proposal, for purposes of Nasdaq Rule 5635(d), to reduce the exercise price of the March 2023 Warrants from $12.60 per share to $2.85 per share. The proposal was included in the Company’s proxy statement for the 2023 Annual Meeting pursuant to the Armistice Amendment. Following such approval, the Company executed an Amendment to Common Stock Purchase Warrant to reduce the exercise price of the March 2023 Warrants to $2.85 per share. No other changes to the March 2023 Warrants were made.

REDUCTION IN POTENTIAL USE OF PROCEEDS

In the Original Prospectus, the Company disclosed that while it would not receive any of the proceeds from the sale of the Warrant Shares or Conversion Shares by the Selling Stockholders pursuant to the Original Prospectus, it may receive up to approximately $3.7 million in aggregate gross proceeds from cash exercises of the Warrants, based on the per share exercise price of the Warrants. As a result of the reduction of the exercise price for March 2023 Warrants disclosed above, the potential receipt of proceeds upon exercise of the Mach 2023 Warrants is reduced by approximately $2.67 million.

This prospectus supplement is being filed to disclose the following:

As a result of the reduction of the exercise price of the March 2023 Warrants to $2.85 per share, the potential use of proceeds which may be received by the Company upon exercise of Warrants is reduced to approximately $1.03 million from $3.7 million prior to the reduction of the exercise price of the March 2023 Warrants described under “Amendments to March 2023 Warrants.”

The date of this prospectus supplement is December 28, 2023.

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